EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
NexCen Brands, Inc.

We consent to the use of our reports dated March 16, 2007, with respect to the consolidated balance sheets of NexCen Brands, Inc. and subsidiaries as of December 31, 2006 and 2005, and the related consolidated statements of operations and comprehensive loss, stockholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2006, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2006, and the effectiveness of internal control over financial reporting as of December 31, 2006, incorporated herein by reference and to the reference to our firm under the heading “Experts” in the registration statement.

/s/ KPMG LLP

Baltimore, Maryland
May 3, 2007